VIA EDGAR

April 3, 2026

Mr. Jeffrey Lewis

Mr. Isaac Esquivel

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:JBG SMITH Properties

Form 10-K for the fiscal year ended December 31, 2025

File No. 001-37994

Dear Mr. Lewis and Mr. Esquivel:

This letter is submitted on behalf of JBG SMITH Properties (the “Company”) in response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated March 24, 2026 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the Commission on February 17, 2026 (the “Form 10-K”).

For the convenience of the Staff, the text of the Staff’s comment is set forth in bold, italicized text below, followed by the Company’s response.

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Form 10-K for the fiscal year ended December 31, 2025

Notes to the Consolidated Financial Statements

Note 20. Segment Information, page 99

1.

Please tell us what consideration you gave to disclosing total assets for each reportable segment, and other segment asset information, or disclosing why such information is not available. Refer to ASC 280-10-50-22, 50-25, 50-26 and 50-30(c).

Response:

The Company respectfully advises the Staff that it carefully considered the disclosure requirements of ASC 280-10-50-22, 50-25, 50-26 and 50-30(c) in preparing the segment disclosures in Note 20 of the Form 10-K. As described below, the Company concluded that disclosure of total assets by reportable segment was not required because asset information is not included in the financial information regularly provided to the Company’s chief operating decision maker (“CODM”) for purposes of assessing segment performance or making resource allocation decisions.

4747 Bethesda Avenue, Suite 200, Bethesda, Maryland 20814

240.333.3600 jbgsmith.com

As disclosed in Note 20 of the Form 10-K, the Company’s CODM is its Chief Executive Officer. The Company has three reportable segments: multifamily, commercial, and third-party real estate services. The CODM measures and evaluates the performance of the multifamily and commercial segments based on net operating income (“NOI”), which includes property rental revenue and parking revenue, less property operating expenses and real estate taxes. With respect to the third-party real estate services segment, the CODM reviews the revenue streams generated by that segment and the expenses attributable to it. The CODM does not receive, review, or use a measure of total assets or any other asset-level information on a segment basis when assessing segment performance or allocating resources.

ASC 280-10-50-22 provides that a public entity shall report a measure of total assets for each reportable segment. However, the measurement guidance in ASC 280-10-50-27 requires that the amount of each segment item reported “shall be the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance.” ASC 280-10-50-27 further states that “only those assets that are included in the measure of the segment’s assets that is used by the chief operating decision maker shall be reported for that segment.” Because the Company’s CODM does not use any measure of segment assets in assessing segment performance or allocating resources, there is no measure of segment assets to report under the measurement framework prescribed by ASC 280-10-50-27.

Consistent with the foregoing, ASC 280-10-50-26 provides that “[i]f no asset information is provided for a reportable segment, that fact shall be disclosed.” The Company acknowledges that, while the substance of this determination is reflected in the design of its segment disclosure (which presents segment-level revenue, expenses, and NOI without any asset information), the Company did not include an explicit statement in Note 20 that asset information is not regularly provided to the CODM and is therefore not disclosed. The Company will include the disclosure set forth below in future filings.

With respect to ASC 280-10-50-25, which addresses disclosure of investments in equity method investees and expenditures for additions to long-lived assets, the Company advises the Staff that neither of these items is included in the financial information regularly provided to the CODM on a segment basis for purposes of assessing performance or allocating resources. The Company’s CODM evaluates capital expenditure and investment activity on an individual asset or project basis rather than at the reportable segment level.

With respect to ASC 280-10-50-30(c), which requires reconciliation of the total of reportable segments’ assets to the entity’s consolidated assets, the Company notes that this reconciliation requirement is applicable only when segment assets are disclosed. Because no measure of segment assets is reported to the CODM, neither the disclosure of segment assets under ASC 280-10-50-22 nor the related reconciliation under ASC 280-10-50-30(c) is applicable.

In response to the Staff’s comment, the Company will revise its segment disclosures in future filings, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ending March 31, 2026, to include an explicit statement that asset information is not regularly provided to the CODM and is therefore not disclosed. The Company intends to include the following additional disclosure:

“Asset information, including total assets, investments in equity method investees, and expenditures for additions to long-lived assets, is not regularly provided to the CODM for purposes of assessing segment performance or allocating resources. Accordingly, such information is not disclosed by reportable segment.”

* * *

The Company acknowledges that it and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at 240-333-3655 or mbanerjee@jbgsmith.com.

Sincerely,

/s/ M. Moina Banerjee

M. Moina Banerjee

Co-President and Chief Financial Officer

JBG SMITH Properties

cc:Angela Valdes